Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File No.: 333-166524

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

The following is the text of an e-mail sent on June 13, 2010 by Max Carnecchia, the President and Chief Executive Officer of Accelrys, Inc. (“Accelrys”), to the employees of Accelrys relating to the proposed merger involving Accelrys and Symyx Technologies, Inc. (“Symyx”):

Subject:	Periodic Update

Team—

Before updating you on the merger I wanted to report on the Japan and Korean User Group Meetings I had the good fortune of participating in last week. The JUGM was on Tuesday in Tokyo followed by the KUGM in Seoul Thursday. Both forums were well attended (with a record 185 customers and partners in Tokyo) and a significant number of the breakout sessions were delivered by customers. In Japan we had a special guest join us, Symyx’s CEO Isy Goldwasser. Feedback from all quarters was positive and I commend the teams who delivered these outstanding events.

Following the status email I sent to you on Memorial Day weekend, I wanted to further update you on both the merger approval process and on our integration planning progress.

As I previously informed you, as is often the case in transactions of this nature, Symyx has received a proposal from a 3rd party bidder and, at the direction of their Board, is in the process of reviewing it under the terms of our joint merger agreement. While Symyx will review the new proposal across a number of factors, including delivery of long-term value and certainty of closure, against our current merger terms; the timeline relating to our potential combination remains largely unchanged.

On the integration planning front, we have made solid progress over the past two weeks and have completed joint functional reviews with every area of our business resulting in draft organizational designs, risk and opportunity assessments, and synergy potentials for the combined business. These presentations represented a thorough analysis of our business brought about by good collaborative efforts from our teams. At this stage, the organizational design of the combined business is largely agreed upon and the vast majorities of the synergies are identified. Over the course of the upcoming weeks, our teams will begin detailing plans that move us past the design phase and provide us with clarity on structures and specific personnel assignments based on our final product portfolio priorities and key market opportunities along with the go-to-market plans and operational objectives of the combined organization. As we have reinforced throughout this process, successful integration is about realizing the full potential of our combination through the creation of a leading company scientific informatics software and services company as measured by significantly improving the short and long-term performance of our business. We are on track to deliver the final integration plan ready for implementation upon shareholder approval and subsequent closing of the merger.

Thank you for your ongoing efforts and commitment to our company, I will continue to provide you with timely updates on our merger progress as we move forward and I ask you to remain focused on delivering results for our customers and partners in Q1 “the most important quarter of our lives!”

Regards—Max

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits expected to result from the proposed merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Accelrys and Symyx and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and neither Accelrys nor Symyx undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of Accelrys and Symyx; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the completion of the proposed merger, including the risk that the required stockholder approvals might not be obtained in a timely manner or at all or that other conditions to the completion of the proposed merger will not be satisfied; the failure to realize annual net operating synergies from the proposed merger or delay in the realization thereof; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the proposed merger; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Accelrys for the year ended March 31, 2010, which was filed with the Securities and Exchange Commission (“SEC”) on May 28, 2010, under the heading “Item 1A—Risk Factors,” and in the Quarterly Report on Form 10-Q of Symyx for the quarter ended March 31, 2010, which was filed with the SEC on May 3, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-K, 10-Q and 8-K and other filings made with the SEC by each of Accelrys and Symyx.

Important Merger Information and Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Accelrys has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of Accelrys and Symyx and that also constitutes a prospectus of Accelrys. The definitive joint proxy statement/prospectus of Accelrys and Symyx has been mailed to the stockholders of Accelrys and the stockholders of Symyx. Investors are strongly urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and other documents filed with the SEC by Accelrys and Symyx, because they contain important information about Accelrys, Symyx and the proposed merger. You may obtain copies of the definitive joint proxy statement/prospectus and other documents filed by Accelrys and Symyx with the SEC free of charge at the SEC’s website, www.sec.gov, or by directing a request for such filing to (i) Accelrys at 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary, (ii) Accelrys’s proxy solicitor, Laurel Hill Advisory Group, LLC, 100 Wall Street, 22nd Floor, New York, New York 10005 or by calling Laurel Hill Advisory Group, LLC at (888) 742-1305 (toll free) or (917) 338-3181 (call collect) or by emailing jeinsidler@laurelhill.com, (iii) Symyx Technologies, Inc., 1263 East Arques Avenue, Sunnyvale, CA 94085, Attention: Corporate Secretary, or (iv) Symyx’s proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or by calling Mackenzie Partners, Inc. at (800) 322-2885 (toll free) or (212) 929-5500 (call collect) or by emailing symyxproxy@mackenziepartners.com.

Accelrys, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of Accelrys is set forth in Accelrys’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009. Certain directors and executive officers of Accelrys and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the definitive joint proxy statement/prospectus of Accelrys and Symyx filed by Accelrys with the SEC on May 19, 2010.